APPENDIX C

KPMG Consulting

303 East Wacker Drive Chicago, IL 60601-1512	Telephone 312 665 1000	Fax 312 665 6000

September 17, 2001

Mr. Edward Cahill

Special Committee of The Board of Directors

c/o MedPlus, Inc.

8805 Governor's Hill Drive

Cincinnati, Ohio 45249

Dear Mr. Cahill:

We understand that on April 1, 2001, Quest Diagnostics Incorporated ("Quest") proposed to acquire all outstanding common and preferred shares of MedPlus, Inc. ("MedPlus") that Quest does not already own at a price of $2.00 per share, payable in cash (the "Transaction"). You have supplied us with a copy of the letter conveying the Quest proposal, Merger and Credit Agreements, and other documents related to the proposed transaction (the "Transaction Documents").

You have asked us to render our opinion as to whether the proposed Transaction is fair, from a financial point of view, to owners, other than Quest or its affiliates, of MedPlus common stock (the"MedPlus Common Shareholders").

In the course of our analyses for rendering this opinion, we have:

1. read the Transaction Documents;

2. read MedPlus' audited financial statements for the fiscal years ended December 31, 1996, January 31, 1998, 1999, and 2000, the preliminary audited financial statements for the fiscal year ended January 31, 2001, and its unaudited interim financial statements for the periods ended February 28, 2001;

3. read certain operating and financial information, including budgets and projections, provided to us by management relating to MedPlus' business and prospects;

4. met with certain members of MedPlus' senior and operating management's to discuss its operations, historical financial statements and future prospects;

5. visited MedPlus' facilities in Cincinnati, Ohio;

6. read the historical offers for, transactions in and appraisals of the common and preferred stock of MedPlus;

7. considered publicly available financial data and stock market performance data of public companies which we deemed generally comparable to MedPlus;

KPMG Consulting

Mr. Edward Cahill

8. compared the terms of recent acquisitions of companies which we deemed generally comparable to MedPlus; and

9. conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

In the course of our review, we have relied upon and assumed, without independent verification, the accuracy, completeness and fair presentation of all financial and other information that was available to us from public sources and all the financial and other Information provided to us by MedPlus and its representatives. We have further relied upon the assurances and representations of management that they are unaware of any facts that would make the information provided to us incomplete or misleading.

With respect to the fiscal year 2002 budget and other financial projections supplied to us, we assumed that, as of the date supplied to us, they were reasonably prepared on bases reflecting the best available estimates and judgments of the management of MedPlus at the time of their preparation. In arriving at our opinion, we have not performed any independent appraisal of the assets of MedPlus.

Our opinion is necessarily based on economic, market, financial and other conditions as they exist and on the information made available to us as of, the date of this presentation. We have relied as to certain legal matters on the advice of Porter, Wright, Morris and Arthur and its representatives, who we have retained as counsel to us.  Based on the foregoing, it is our opinion that the cash offer of $2.00 per common share is fair, from a financial point of view, to the MedPlus Common Shareholders.

The Opinion expressed herein is provided for the information and assistance of the Board of Directors of MedPlus in connection with its consideration of the proposed Transaction. Our Opinion, as expressed herein, does not constitute a recommendation to the Board of Directors of MedPlus or its stockholders as to whether or not to vote in favor of the Transaction.

Very truly yours,
KPMG Consulting, Inc.

By:/s/Robert J. Musur Robert J. Musur Managing Director